UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-05492
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nashua Corporation Employees’ Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire 03063

Financial Statements and
supplemental schedule
Nashua Corporation Employees’ Savings Plan
Years Ended December 31, 2007 and 2006

Nashua Corporation Employees’ Savings Plan
Financial Statements
and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan
We have audited the accompanying statements of net assets available for benefits of Nashua Corporation Employees’ Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Manchester, New Hampshire
June 10, 2008

Nashua Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value	$72,607,468	$72,681,347
Interest bearing cash	6,991	71,945

Total investments	72,614,459	72,753,292

Receivables:
Employer’s contribution	11,011	34,069

Net assets available for benefits at fair value	72,625,470	72,787,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	138,109	130,688

Net assets available for benefits	$72,763,579	$72,918,049

See accompanying notes.

Nashua Corporation Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Additions
Interest and dividends	$4,869,118	$5,671,446
Net appreciation in fair value of investments	3,106,051	1,994,003

	7,975,169	7,665,449

Contributions:
Participants	2,266,837	2,362,797
Employer	831,077	860,657
Rollovers	82,841	77,997

	3,180,755	3,301,451

Total additions	11,155,924	10,966,900

Deductions
Benefits paid to participants	11,292,520	15,218,635
Administrative expenses	17,874	15,958

Total deductions	11,310,394	15,234,593

Net decrease	(154,470)	(4,267,693)

Net assets available for benefits at beginning of year	72,918,049	77,185,742

Net assets available for benefits at end of year	$72,763,579	$72,918,049

See accompanying notes.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan, of Nashua Corporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Funding
Each year, participants may contribute from 1% up to 100% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
The plan was amended to change the employer contribution from 50% of the first 6% of base compensation that a participant contributes to 50% of the first 7% of base compensation that a participant contributes to the plan excluding employees under collective bargaining agreements in New Hampshire. This change was effective January 1, 2006 for employees under collective bargaining agreements in Nebraska. This change was effective April 1, 2006 for all other employees excluding employees under collective bargaining agreements in New Hampshire. The change was effective August 26, 2006 for members of the United Steel Workers in New Hampshire and May 15, 2007 for members of the International Brotherhood of Electrical Workers in New Hampshire.
The Plan also provides that eligible employees may receive a profit sharing contribution. Such amount, if any, is determined by management and approved by the Board of Directors. For both the years ended December 31, 2007 and 2006, there were no profit sharing contributions.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2007
Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, plan earnings, and expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in all contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balance. Loan terms range from one year to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2007
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are valued at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common/collective trust (Fidelity Managed Income Portfolio) is based upon the fair value of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value.
Investments in the Company stock fund are measured in units of participation and include shares of Company stock, short-term investments and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully
Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2007
2. Summary of Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan through a reduction of participant accounts.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurement” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the plan’s financial statements.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2007
3. Investments
During 2007 and 2006, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair
	Value of Investments
	2007	2006

Nashua Corporation Common Stock Fund	$368,839	$179,379
Shares of mutual funds	2,737,212	1,814,624

Net Appreciation in Fair Value of Investments	$3,106,051	$1,994,003

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2007	2006

Fidelity Managed Income Portfolio	$12,708,396	$13,002,845
Fidelity Contrafund	7,929,152	7,415,785
Fidelity Magellan Fund	7,598,431	8,375,701
Fidelity Growth Company Fund	7,476,731	7,762,999
Fidelity Freedom 2010 Fund	6,225,636	6,494,569
Fidelity Equity-Income Fund	4,476,638	5,141,426
Morgan Stanley Institutional Fund, Inc, - Emerging Markets Portfolio	3,761,674	*
Fidelity Diversified International Fund	*	3,774,575

*	Investment is less than 5% threshold.

Nashua Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
December 31, 2007
4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, liquidity, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006

Net assets available for plan benefits per financial statements	$72,763,579	$72,918,049
Less: adjustments from fair value to contract value for fully benefit responsive investment contracts	138,109	130,688
Employer’s contribution receivable	11,011	34,069

Net assets available for plan benefits per the Form 5500	$72,614,459	$72,753,292

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan
EIN: 02-0170100 Plan Number: 010
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2007

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

Fidelity Management Trust Company:
	*Managed Income Portfolio, 12,846,505 shares	$12,708,396
	*Contrafund, 108,455 shares	7,929,152
	*Magellan Fund, 80,946 shares	7,598,431
	*Growth Company Fund, 90,103 shares	7,476,731
	*Freedom 2010 Fund, 420,083 shares	6,225,636
	*Equity-Income Fund, 81,157 shares	4,476,638
	Morgan Stanley Institutional Fund, Inc, - Emerging Markets Portfolio, 112,423 shares	3,761,674
	*Diversified International Fund, 90,194 shares	3,598,757
	Goldman Sachs Mid Cap Value Fund, 77,108 shares	2,725,775
	*Spartan U.S. Equity Index Fund, 49,417 shares	2,564,745
	*Freedom 2020 Fund, 134,470 shares	2,125,965
	*U.S. Bond Index Fund, 194,990 shares	2,123,446
	Rice Hall James Micro Cap Fund, 94,296 shares	1,627,554
	*Freedom 2030 Fund, 85,643 shares	1,414,821
	*Capital and Income Fund, 145,389 shares	1,261,976
	*Spartan International Index Fund, 12,818 shares	606,307
	*Freedom 2025 Fund, 28,337 shares	373,478
	*Freedom 2040 Fund, 36,411 shares	354,275
	*Freedom Income Fund, 12,643 shares	144,763
	*Freedom 2000 Fund, 10,608 shares	131,220
	*Freedom 2015 Fund, 5,323 shares	66,376
	*Spartan Extended Market Index Fund, 1,620 shares	62,084
	*Freedom 2050 Fund, 1,825 shares	20,860
	*Freedom 2005 Fund, 241 shares	2,846
	*Freedom 2045 Fund, 102 shares	1,160
	*Freedom 2035 Fund, 18 shares	244

		69,383,310

Common Stock Fund:
* Nashua Corporation	Nashua Corporation Common Stock, 99,759 shares	1,159,200
Interest Bearing Cash	Cash	6,991

		1,166,191

* Participant Loans	5.00% to 11.50%	2,064,958

		$72,614,459

*	Indicates a party-in-interest to the Plan.
Note: Cost information not included because all investments are participant directed.

SIGNATURES
NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN
Date: June 12, 2008	By	/s/ John L. Patenaude
John L. Patenaude
Vice President-Finance, Chief Financial Officer and Treasurer